MASTERWORKS

## Investors Only: $500 Minimum | Sam Gilliam (30.6% | $944,000)

**Recently Sold Paintings[1]**



**Albert Oehlen**
Annualized Net Return
**33.7%** 354 days held



**George Condo**
Annualized Net Return
**31.7%** 532 days held



**Sam Gilliam**
Annualized Net Return
**33.1%** 791 days held



# Investors Only: $500 Minimum

SAM GILLIAM



## Price Appreciation of Similar Works

# 30.6%*

---

**This is the seventh Sam Gilliam launched on the Masterworks platform. In August 2022, Masterworks exited a contemporary masterpiece by Gilliam:**

| $1.65M | 791 | 33.1% |
|---|---|---|
| Sold For | Days Held | Annualized Net Return[2] |

INVEST NOW

*The set of similar sales comprise paintings by Sam Gilliam with the following criteria: canvas paintings created 1967 to 1973 that measure 30 inches by 30 inches to 80 inches by 80 inches and that to the best of our ability to determine, are executed on beveled-edge support, either front or verso facing. The comparative set includes only sales of paintings where the presence of a front or reverse beveled-edge support can be discerned, or was implied as most probable, either through online photographs or via online research. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 10% inclusive applied to "Upper Red" (1971), which sold on March 22, 2013 and "Clear Around" (1973) which sold on May 22, 2001. The data was sourced from publicly available auction records and does not include private sales.

1. In total since inception, Masterworks has sold six paintings from its collection with a net annualized IRR of 29.03%, net of fees and expenses.

2. Assumes an investment in the initial offering was made before 6/5/2020, the final closing date of the initial offering and the closing of the sale agreement on 8/4/2022. Certain costs of the sale have been estimated and the final annualized return may differ slightly from this rate.